Ternium S.A., Société anonyme Registered office: 26 Boulevard Royal, 4th floor L-2449 Luxembourg R.C.S. Luxembourg B 98 668 www.ternium.com

January 30, 2023

Office of Manufacturing, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-4631.

Attention: Mr. Charles Eastman
Ms. Claire Erlanger

Re: Ternium S.A.
Form 20-F For the Year Ended December 31, 2021
Form 6-K furnished April 27, 2022
File No. 1-32734

On behalf of Ternium S.A. (“Ternium” or the “Company”), I wish to thank you and your colleagues from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) for taking the time to meet with the Company and its advisors by videoconference on January 24, 2023 with respect to the Staff’s comment letters regarding the above-referenced Form 20-F and the Company’s related response letters of various dates.

As stated on the January 24, 2023 videoconference, the Company has two operating segments as defined by IFRS 8 – Steel and Mining. These two operating segments are presented as its reportable segments. As also stated on the call, the geographic regions of Mexico, Southern region, Brazil and Other Markets, for which information is disclosed about revenues, operate as an integrated steel producer. The CEO, who is the CODM, allocates resources and assesses performance as an integrated steel business and not based on these separate geographic regions. Accordingly, these geographic regions are not operating segments as defined by IFRS 8.

In response to the Staff’s comments delivered on the January 24, 2023 videoconference and the Staff’s previous correspondence, the Company proposes to revise its disclosure regarding its segments. Presented below, using information for December 31, 2021, is the Company’s proposed disclosure for Segment Information to be included in its 2022 Annual Report on Form 20-F (with a marked version showing the changes against the disclosure for Segment Information included in the Company’s 2021 20F filing):

SEGMENT INFORMATION

The Company is organized in two operating segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises mainly slabs, hot and cold rolled products, coated products, roll-formed and tubular products, billets, bars and other products.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest.

Ternium’s Chief Executive Officer (“CEO”) functions as the Company’s Chief Operating Decision Maker (“CODM”). The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and of the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the key performance measure which differs from operating income determined in accordance with IFRS principally as follows:

•The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
•The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
•Other non-significant differences.

Information on segment assets is not disclosed as it is not reviewed by the CEO.

GEOGRAPHICAL INFORMATION

The Company had no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2022. In 2021 and 2020 the Company had revenues attributable to Luxembourg related to a contract acquired as part of the acquisition of the participation in Ternium Brasil Ltda.
For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

REVENUES BY PRODUCT
(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(2) Coated includes tin plate and galvanized products.
(3) Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.
(4) Other products include mainly sales of energy and pig iron.

* * * * *

If you have any questions relating to this letter, please feel free to call Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603. He may also be reached by e-mail at brownp@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio

Pablo Brizzio
Chief Financial Officer

cc: Magalie Cormier
(PricewaterhouseCoopers)

Diego E. Parise
(Mitrani Caballero & Ruiz Moreno)

Patrick S. Brown
(Sullivan & Cromwell LLP)

Exhibit A:

Redline of Proposed Disclosure Changes

SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two ~~reportable~~operating segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises mainly slabs, hot rolled ~~coils~~ and ~~sheets,~~ cold rolled ~~coils~~products, coated products, roll-formed and ~~sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets~~tubular products, billets ~~(steel in its basic, semi-finished state), wire rod and~~, bars and other ~~tailor-made products to serve its customers’ requirements. It also includes the sales of energy~~products.

~~The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala and Germany.~~

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. ~~Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.~~

Ternium’s Chief Executive Officer (“CEO”) functions as the Company’s Chief Operating Decision Maker ~~(CEO) holds monthly meetings with senior management, in which operating~~ (“CODM”). The various geographic regions operate as an integrated steel producer. The CEO allocates resources and ~~financial~~assesses performance ~~information is reviewed, including financial information that~~ of the Steel Segment as an integrated business and of the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the key performance measure which differs from operating income determined in accordance with IFRS principally as follows:

•The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

•The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

•Other ~~timing and~~ non-significant differences.

~~Most information on segment assets is not disclosed as it is not reviewed by the CEO.~~

[Version as per the 2021 20F filing:]

[Revised version (proposal):]

Information on segment assets is not disclosed as it is not reviewed by the CEO.

GEOGRAPHICAL INFORMATION

The Company ~~has~~had no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2022. In 2021 and 2020 the Company had revenues attributable to Luxembourg related to a contract acquired as ~~a~~ part of the acquisition of the participation in Ternium Brasil Ltda. ~~As of December 31, 2021, this contract has been fully amortized and will not generate revenues in the following periods.~~

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

REVENUES BY PRODUCT

[Version as per the 2021 20F filing:]

[Revised version (proposal):]

~~(1) Semi-finished includes billets and round bars.~~
~~(2~~(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(~~3~~2) Coated includes tin plate and galvanized products.
(~~4~~3) Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.
(~~5~~4) Other products include mainly sales of energy and pig iron.